Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), January 24, 2022 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
17/01/2022	MTA	620	212.6135	131,820.40
18/01/2022	MTA	20,465	209.6096	4,289,661.10
19/01/2022	MTA	3,953	209.5295	828,270.00
21/01/2022	MTA	19,841	206.8892	4,104,888.40
Total	—	44,879	208.4414	9,354,639.90

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till January 21, 2022, the total invested consideration has been:
•Euro 89,936,417.00 for No. 420,520 common shares purchased on the MTA
•USD 5,457,277.38 (Euro 4,827,879.29*) for No. 21,214 common shares purchased on the NYSE.

As of January 21, 2022, the Company held in treasury No. 10,214,637 common shares equal to 3.97% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until January 21, 2022, the Company has purchased a total of 5,029,311 own common shares on MTA and NYSE for a total consideration of Euro 748,185,998.53.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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